AB 3/27/06

06006705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR - 1 2006 WASH. D.C. 199 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No. 8-37563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StanCorp Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
1100 S.W. Sixth Avenue, 10th Floor
Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Cindy J. McPike 503-321-7397

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
Deloitte & Touche LLP
111 S.W. Fifth Avenue, Suite 3900
Portland, Oregon 97204-3642

PROCESSED
JUN 06 2006 E
THOMSON
FINANCIAL

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

mk 6/5

STANCORP EQUITIES, INC.

Table of Contents

OATH OR AFFIRMATION

State of Oregon
County of Multnomah

I, Marilyn R. Bishop, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to StanCorp Equities, Inc., for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Marilyn R. Bishop 2/27/06
Signature Date

Vice President
Title

Julie C. Heath
Notary Public

My Commission Expires: 12-12-09

OFFICIAL SEAL
JULIE C HEATH
NOTARY PUBLIC-OREGON
COMMISSION NO. 398173
MY COMMISSION EXPIRES DECEMBER 12, 2009

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
StanCorp Equities, Inc.

We have audited the accompanying statement of financial condition of StanCorp Equities, Inc. (the "Company") as of December 31, 2005, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, appearing on pages 3 though 6, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) an in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of StanCorp Equities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of StanCorp Equities, Inc. as of December 31, 2005, appearing on pages 9 and 10 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2006

STANCORP EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$3,338,318
Prepaid expenses	21,550
TOTAL	$3,359,868

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$1,697,610
Due to affiliates	582,104
Taxes payable	7,963
Total liabilities	2,287,677
STOCKHOLDER'S EQUITY:	
Common stock, no par value, $0.50 stated value, 1,000,000 authorized 10,000 issued and outstanding	5,000
Paid-in capital	1,045,000
Retained earnings	22,191
Total stockholder's equity	1,072,191
TOTAL	$3,359,868

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES - Commission income	$ 16,256,010
EXPENSES:	
Commissions	16,256,009
Personnel	4,296,090
Rent	525,364
Administrative overhead charges—related party	276,526
Travel and entertainment	762,605
Postage/telephone	323,087
Office supplies	153,205
Printing	357,462
Recruiting and relocation	80,925
Interest	15,023
Professional fees	17,402
Data processing software	14,110
Other	189,227
Total expenses	23,267,035
Operating expense offset for services provided to Standard	(7,011,025)
Net expenses	16,256,010
INCOME BEFORE INCOME TAXES	-
INCOME TAX EXPENSE	1,404
NET LOSS	$ (1,404)

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,404)
Adjustments to reconcile net income to net cash provided by operating activities—changes in:	
Taxes payable	11,162
Accounts payable	1,693,610
Deferred taxes	(280)
Due to/from affiliates	(21,550)
Other assets	556,922
Net cash provided by operating activities	2,238,460
CASH FLOWS FROM FINANCING ACTIVITIES—Capital contribution	1,000,000
INCREASE IN CASH AND CASH EQUIVALENTS	3,238,460
CASH AND CASH EQUIVALENTS—Beginning of year	99,858
CASH AND CASH EQUIVALENTS—End of year	$3,338,318
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the year for:	
Income taxes	$ 10
Interest	$ 15,023

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
BALANCES—January 1, 2005	$ 5,000	$ 45,000	$23,595	$ 73,595
Capital contribution		1,000,000		1,000,000
Net loss			(1,404)	(1,404)
BALANCES—December 31, 2005	$ 5,000	$1,045,000	$22,191	$1,072,191

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly-owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"). The Company is a licensed broker dealer.

For the sale of registered contracts, a broker-dealer must serve as principal underwriter and distributor, providing supervision and oversight that is required by the National Association of Securities Dealers, Inc. ("NASD"). Standard Insurance Company ("Standard"), a wholly-owned subsidiary of StanCorp has developed a registered contract to expand its market to 403(b) plans, 457 tax exempt plans, and nonqualified deferred compensation plans of private employers. The Company acts as the principal underwriter and distributor of registered contracts for Standard. Standard and the Company have entered into an Underwriting and Service Agreement, which provides for the distribution of registered contracts, and an Administrative Services and Treasury Agreement, which provides for the allocation of expenses between the two companies. Employees expected to be involved in the sale of registered contracts were transferred from Standard to the Company during 2005. In February of 2005, the registered contracts became available for sale.

Basis of Presentation—The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents include cash and money market funds with maturities of three months or less at the date of acquisition.

Commissions Payable are due to registered representatives of the Company for Standard business sold or serviced.

Due To Affiliates—Standard may advance funds to the Company, under intercompany borrowing arrangements, in order to reimburse the Company for commission expenses and field office expenses. In addition, the Company may also advance funds to Standard under intercompany borrowing arrangements. At December 31, 2005, $582,104 was due to Standard.

Commission Income and Commission Expense represents commission payments to registered representatives of the Company and to external brokers for Standard business sold or serviced. The Company pays commissions on Standard business and Standard pays the Company an amount equal to these payments pursuant to the Underwriting and Service Agreement between the Company and Standard.

Administrative Overhead Charges – Related Party—Standard provides certain managerial and administrative services for the Company. The Company recognized $276,526 in expenses for such services in 2005. These services included information systems, accounting, treasury, and other administrative services.

Operating Expense Offset for Services Provided to Standard represents direct expense reimbursement by Standard pursuant to the Administrative Services and Treasury Agreement, for sales office administration services provided by the Company to Standard, and certain other allocations, including rent. Sales office administration services include the expenses necessary to provide sales offices to support the activity of the registered representatives, including the compensation of the support staff.

Income Taxes—For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp. In accordance with StanCorp's policy, however, the Company, for financial statement purposes, computes the provision for income taxes as if it were filing a separate income tax return. The 2005 financial statements include a federal tax expense of $1,404.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the Securities and Exchange Commission which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $1,050,641 at December 31, 2005 which was $898,129 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital was 2.18 to 1 at December 31, 2005.

The declaration and payment of dividends to StanCorp is subject to the discretion of the Board of Directors depending on financial condition, cash requirements, future prospects and net capital requirements. There were no paid dividends during the year. StanCorp provided a $1.0 million capital infusion for the Company in 2005.

* * * * * *

STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL	
STOCKHOLDER'S EQUITY	$1,072,191
LESS—Nonallowable assets	21,550
NET CAPITAL	$1,050,641
COMPUTATION OF AGGREGATE INDEBTEDNESS	
TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM STATEMENTS OF FINANCIAL CONDITION	$2,287,677
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.18 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtness)	$ 152,512
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000
NET CAPITAL REQUIREMENT (Greater of the above two amounts)	$ 152,512
EXCESS NET CAPITAL	$ 898,129
EXCESS NET CAPITAL AT 1000% (Net capital less 10% of total aggregate indebtedness)	$ 821,873

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited FOCUS Report, Part II, as of December 31, 2005. Therefore, no reconciliation of the two computations is deemed necessary.

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

February 27, 2006

StanCorp Equities, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of StanCorp Equities, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the

design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

STANCORP EQUITIES, INC.

(SEC I.D. NO. 8-37563)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES AS OF AND FOR
THE YEAR ENDED DECEMBER 31, 2005
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT
ON INTERNAL CONTROL

* * * * * *

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)